Exhibit 12.1

Group 1 Automotive, Inc.
Ratios of Earnings to Fixed Charges
(Dollars in thousands, unaudited)

	For the year ended December 31,
	2012	2011	2010	2009	2008
Earnings:
Pretax income	$160,735	$132,094	$80,904	$54,851	$(77,176)
Add:
Fixed charges	84,395	78,429	79,342	81,370	109,069
Less:
Capitalized interest	(689)	(635)	(131)	(233)	(1,000)
Total Earnings	$244,441	$209,888	$160,115	$135,988	$30,893
Fixed Charges:
Interest expense	$69,261	$61,409	$61,327	$61,420	$83,160
Estimated interest within rent expense	14,445	16,385	17,884	19,717	24,909
Capitalized interest	689	635	131	233	1,000
Total Fixed Charges	$84,395	$78,429	$79,342	$81,370	$109,069
Ratio of Earnings to Fixed Charges	2.9	2.7	2.0	1.7	*0.3

*	Due to a shortfall of $78,176 from losses incurred during 2008, the 2008 ratio of earnings to fixed charges was less than one-to-one coverage.